

Mail Stop 4631

December 23, 2009

Mr. Walter S. Berman
Executive Vice President and Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, MN 55474

> **RE: Form 10-K for the year ended December 31, 2008**
> **Schedule 14A filed on March 6, 2009**
> **File No. 1-32525**

Dear Mr. Berman:

   We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 1 - Business, page 1</u>

<u>Segment Information and Classes of Similar Services, page 22</u>

1. We note your cross-reference to Note 26 to your consolidated financial statements. In future filings, please disclose total assets for each segment for each of the last <u>three</u> fiscal years. See Item 101(b) of Regulation S-K.

Item 3 - Legal Proceedings, page 35

2. In future filings, please disclose the relief being sought in the John E. Gallus et al. matter. See Item 103 of Regulation S-K.

Item 4 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

Equity Compensation Plan Information, page 38

3. In future filings, please discuss the material feature of the plan referred to in footnote (2) to the equity compensation plan table. See Item 201(d)(3) of Regulation S-K.

4. Please account for the total number of securities in column (c) of the equity compensation plan table by disclosing in a footnote the information required by Instruction 6 to Item 201(d) of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

5. Please revise to disclose your policies concerning redemptions of assets held in your funds. For example, disclose whether investors in your funds are required to give advance notice prior to redemption and if so, please disclose in future filings how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in owned, managed and administered assets occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A. Please show us in your supplemental response what the revisions will look like.

6. We note that your investment management teams manage the majority of assets in your RiverSource, Threadneedle and Seligman families of mutual funds, as well as the assets you manage for institutional clients in separately managed accounts, the general and separate accounts of the RiverSource Life companies and the assets of your face-amount certificate company. Please revise your future filings to more clearly indicate which segments manage each of these funds and show us in your supplemental response what the revisions will look like.

7. It appears from your disclosures on page 9 that you have several different mutual funds, however, your filing does not provide much information to help investors understand these funds or how the funds could impact the Company's performance. Please expand disclosures in future filings to disclose the number of funds you manage and provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:
   - had, or is expected to have, a material impact on fee income in relation to segment results;
   - comprises a material amount of segment owned, managed and administered assets;
   - had, or is expected to have, material investments or redemptions in relation to segment owned, managed and administered assets; or
   - had, or is expected to have, material market appreciation or depreciation in relation to segment owned, managed and administered assets.
   Please show us in your supplemental response what the revisions will look like.

8. If significant judgment is involved in the calculation of your owned, managed and administered assets and this materially impacts the determination of revenue, please consider identifying the determination of owned, managed and administered assets as a critical accounting policy. Please also consider enhancing your disclosure in future filings regarding how you estimate the fair value of financial instruments to address the following:
   - the portion of owned, managed and administered assets in which you have a role in estimating fair value;
   - the amount or percentage of owned, managed and administered assets that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;
   - for each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets; and
   - for each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used.
   Please show us in your supplemental response what the revisions will look like.

Sources of Revenues and Expenses, page 47

9. You disclose that many of your mutual funds have a performance incentive
   adjustment. Please enhance your discussion of management fees and
   performance incentive fees to address the following:
   - the frequency with which performance incentive fees are recognized;
   - a detailed description of the accounting policy as it relates to recognizing
     incentive/performance fees. In particular, describe whether you use Method
     1, or Method 2, as described in EITF Topic D-96;
   - whether there are any situations which require repayment of amounts
     received;
   - the amount of performance incentive fees recognized, but still subject to
     clawback;
   - the amount of performance incentive fees recognized, but still subject to
     clawback, that have been distributed;
   - the amount of performance incentive fees distributed. Quantify amounts held
     in segregated and/or collateralized accounts;
   - the total amount of any deferred incentive fees (presumably subject to
     clawback). Separately quantify distributed and undistributed incentive fees;
     and
   - quantify the existence of any material "high water marks" whereby you will
     not earn incentive fees even if the fund has positive returns until it surpasses
     the previous high water mark.
   Please show us in your supplemental response what the revisions will look like.

Owned, Managed and Administered Assets, page 49

10. Please enhance your disclosure in future filings to provide a rollforward of
    owned, managed and administered assets by segment for each period presented,
    showing beginning balances, gross inflows, gross outflows, market
    appreciation/depreciation and ending balances. If the owned, managed and/or
    administered assets of any individual investment fund is material to understanding
    the results of operations and cash flows for that segment, a rollforward of the
    owned, managed and/or administered assets for that particular fund should also be
    presented. Please show us in your supplemental response what the revisions will
    look like.

Item 9A - Controls and Procedures, page 142

11. In future filings, please clarify that your internal control over financial reporting is
    a process designed by, or under the supervision of, your chief executive and chief
    financial officers, or persons performing similar functions, and effected by your

board of directors, management, and other personnel to provide the internal control over financial reporting that you describe.

Exhibit Index, page E-1

12. It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated September 30, 2005. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.


DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 6, 2009

Compensation Discussion and Analysis, page 29

How and Why the Committee Determined Our Named Executive Officers' Compensation For 2008, page 34

Market Data Review, page 34

13. We note that you use compensation at other public firms as a benchmark for your named executive officers' compensation. In future filings, please clarify the nature of your benchmarking activities. In doing so, discuss where you target each of your executive officers' total direct compensation relative to the peer group data you collect and state where such compensation actually fell with respect to those targets. See Item 402(b)(2)(xiv) of Regulation S-K.

Performance Assessment, page 35

14. In future filings, please provide appropriate analytical disclosure regarding the correlation between performance factors and payouts under your incentive compensation plans. In this regard, please provide more specific disclosure of your performance objectives during your last fiscal year, and describe how consideration of each of these objectives contributed to payout determinations. While we note the list of factors on pages 36 through 38, you should clarify how these measures influenced actual incentive awards. For example, indicate whether actual performance relative to each factor weighed in favor or against increasing incentive payouts, and discuss your compensation committee's rationale supporting its payout determinations.

Potential Payments upon Termination or Change of Control for Named Executive
Officers, page 58

15. In future filings, please disclose over what period payments and benefits would be
paid to your named executive officers under each termination of employment
scenario. See Item 402(j)(2) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
their filings;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of
the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief